Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Commonwealth Telephone Enterprises, Inc. Commission File No.: 0-11053

This material is not a substitute for the prospectus/proxy statement that Citizens Communications Company (“Citizens”) and Commonwealth Telephone Enterprises, Inc. (“Commonwealth”) have filed with the Securities and Exchange Commission on November 7, 2006. Investors are urged to read the prospectus/proxy statement, which contains important information, including risk factors, and any amendments thereto when they become available. The prospectus/proxy statement and other documents that will be filed by Citizens and Commonwealth with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Citizens and Commonwealth, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed merger between Commonwealth and a wholly-owned subsidiary of Citizens. Information about the directors and executive officers of Citizens is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders. Information about the directors and executive officers of Commonwealth is set forth in the proxy statement for Commonwealth’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed merger by reading the prospectus/proxy statement and any amendments thereto when they become available.

The following are excerpts from a transcript of a conference call conducted by Citizens Communications Company regarding its third quarter 2006 earnings. The excerpts contain only those portions of the transcript relating to discussion of the proposed acquisition of Commonwealth Telephone Enterprises, Inc. by Citizens Communications Company pursuant to the terms of an Agreement and Plan of Merger dated as of September 18, 2006.

Maggie Wilderotter:
Good morning everyone and thank you for joining us. Citizen’s Communications had a solid third quarter of 2006 building on our strong first half results. Revenues for the quarter were $507 million. Expense management resulted in a 55 percent margin and capital expenditures were still under planned for the year, at $65.1 million spent in the third quarter.

All of these factors resulted in free cash flow generation of $127.6 million. We achieved a comfortable dividend payout ratio of 63 percent. A big highlight for the third quarter was our announced purchase of Commonwealth Telephone Enterprises. Commonwealth is the 11th largest telephone company and does business in rural Pennsylvania. We believe this acquisition is a strategic fit for Citizen’s based on three primary reasons. First, it is cash flow accretive in year one, without synergies, yet, we believe we can achieve $30 million of synergies over the first three years.

Second, it is rural which is our sweet spot, and there are revenue growth opportunities and increasing penetrations for high speed, bundles, long distance, and putting customers on one and two year contracts. In addition, Commonwealth has a dispersed and varied set of cable operator competitors.

And third, this acquisition reduces our payout ratio. In 2009, when we are fully tax payer, our payout ratio is expected to be reduced from 75 percent to below 70 percent as a result of this acquisition. Both Citizen’s and Commonwealth have submitted the necessary filings for this transaction with the Justice Department, the FCC and the Pennsylvania Public Utilities Commission. SEC filings will take place shortly. Just a few weeks ago, we receive Hart-Scott Rodino approval from Justice. Commonwealth anticipates a shareholder vote some time in early 2007 and we still are planning on a mid year 2007 close for this transaction.

We know in this time of uncertainty between now and close this is hard on Commonwealth employees. All of us at Citizen’s appreciate what the employees of Commonwealth continue to do every day to service their customers and deliver results. We are also working on preliminary integration plans and are keeping the employees of Commonwealth informed of our progress.

. . .

Don Shassian:
We did close on our sale of Electric Light Wave in July for $243 million in cash and the transfer of $4 million in debt. This cash, along with the $65 million we received in Q2, from the liquidation of the rural telephone bank, was integral to our ability to complete our previously announced stock buyback of $300 million, and debt repayment of $150 million of debt maturing beyond 2006.
However, due to the fact that we entered into substantial due diligence on Commonwealth telephone in July, we did not restart our buybacks. Accordingly, no stock repurchases occurred during the quarter. Our stock buyback for the year is still $135.2 million or $10.2 million shares, and therefore is only 45 percent complete. We do plan to complete the stock buyback plan subsequent to the closing of the Commonwealth transaction.

. . .

As Maggie mentioned, we expect the Commonwealth transaction to close in 2007. We have received clearance on Hart-Scott Rodino, have filed our applications for license transfers with the Pennsylvania PUC and the Federal Communications Commission. You should note, that we also filed an 8-K yesterday, which contains a recast 2005 10-K. This filing was required to be done before we file our S-4 registration statement, to register our shares, and enable the Commonwealth shareholder meeting. The recast 10-K which will be incorporated by reference into the S-4, which should be filed today presents Electric Light Wave at the distancing operation for all years presented and consolidates Mohave Cellular for all years.

In closing, we have a very positive outlook for the future performance of this business, it’s ability to generate free cash flow, and our ongoing debt retirement and stock buyback programs. With the success of the closing and integration of Commonwealth telephone, we expect to be able to keep our dividend payout ratio well below 70 percent, even when we become full cash taxpayers in 2009 and beyond, while maintaining a reasonable level of leverage.

. . .

QUESTIONS AND ANSWERS:

. . .

Operator:	And we’ll take our next question from Philip Olesen, UBS, please go ahead.

Philip Olesen:
. . . And then, separately on the balance sheet, recognizing that you have not done the debt repurchases under the planned $150 million, does the Commonwealth Tel preclude you from completing that planned debt retirement? And if not, if you could either give some details as to how you would expect to complete it? Or will that be done as part of a comprehensive financing for the Commonwealth transaction? Thanks.

. . .

Don Shassian:
. . . On the debt issue, the transaction does not preclude, but we do feel that we have been precluded until we get our S-4 filed. Once that’s filing, we are looking at a number of initiatives to continue to look at our existing debt in a number of different ways. And I’m not going to be able to announce anything specific. But we are looking at ways to try to deal with the 2008 and trying to enhance our ladder, if you would, on those, and we’ve got a number of initiatives we are pursuing to go forward with.

. . .

Operator:	We’ll take our next question from Simon Flannery, Morgan Stanley, please go ahead.

Simon Flannery:
OK. Thank you. Good morning. Maggie, with the Commonwealth acquisition, it’s obviously a new chapter for the sort of the Citizen’s over the last couple of years, anyway in terms of cash deployment, and so forth. Does that preclude you from doing other M&A transactions either before that’s closed, or even after that from a balance sheet perspective. You know, there are RBOC access lines, which may or may not be available. So can you help us think about your sort of, you know, near term, but also sort of three to five year outlook for consolidation. You’ve obviously got some pretty attractive cash flow accretion coming out at this both near term and long term. So does that, sort of cause you to look at other acquisitions more positively? Thanks.

Maggie Wilderotter:
Hi, Simon. I would say, you know, first and foremost front and center for us right now, is getting the Commonwealth acquisition integrated and doing a really great job on that, and delivering on the expectations that we’ve set for our shareholders. So that’s number one.

I don’t think it precludes us from looking at other opportunities. There might be small opportunities that we might look at, i.e., a market that might come for sale that’s adjacent to some of our other markets that are small, that would be easy to integrate. But we are not actively on the acquisition trail at the moment. We are definitely focused on Commonwealth.

Now that being said, we do believe that as other opportunities come up we will look at those. We will be situational about it. We have a 10 point criteria on acquisitions that we are very disciplined about. And if lines come available, and they are in our suite spot, they will take a look at it, and make a decision appropriately.

Simon Flannery:
OK. And just a clarification on the buy back, I think, maybe Don said that the buyback would start once the deal had closed. But I understood, that maybe you could start buying back after the shareholder votes, is that a possibility as well? Or are you going to just be more cautious and wait until the deal closes.

Don Shassian:	Simon, the stock buyback is after close. The -- dealing with our debt can happen after we file our S-4, so the difference between debt and stock, does that help?
Simon Flannery:	Thank you.

. . .

END